UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2016

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On June 30, 2016, Galmed Pharmaceuticals Ltd. (the “Company”) issued a press release announcing it had entered into a research and option agreement (the "Agreement") with Yeda Research and Development Co. Ltd ("Yeda"), the commercial arm of the Weizmann Institute of Science, to assess the effects of the Company’s proprietary molecule, AramcholTM, on the human gut microbiome for the treatment of fatty liver disease (the “Research”). The Research is to be performed in collaboration with Prof. Eran Segal and Dr. Eran Elinav from the Weizmann Institute of Science (the "Scientists").

Under the terms of the Agreement, at any time until the expiration of a period of 120 days from the Company’s receipt of the final Research report (the Notification Period"), the Company has the right to notify Yeda that it wishes to enter into exclusive negotiations with Yeda to complete a license agreement to commercialize (i) a diagnostic and/or prognostic tool for AramcholTM and/or (ii) a diagnostic and/or prognostic tool in the field of liver disease (the "Option" and the "License "). The negotiation period will not exceed 120 days (the “Negotiation Period”).

All data generated in the course of the performance of the Research that relates to the effects of AramcholTM on the microbiome (the "Data") shall be the property of the Company. Yeda, Weitzman Institute of Science and the Scientists shall have the right to further research and analyse the Data, and the Company grants to Yeda a fully-paid up, irrevocable, perpetual, non-exclusive license to make use of the Data for such purpose. Results in respect of such research and analysis in and as relating to a diagnostic and/or prognostic tool in the field of fatty liver disease and cholestatic diseases as well as any tool identifying responders/non-responders to AramcholTM (“Additional Results”), shall be subject to the Company's Option. In connection to the Additional Results, the Option shall be in force until the later of (i) the expiry of the Notification Period; and (if applicable): (ii) the expiry of the Negotiation Period (the “Additional Result Period”); provided that, if an Additional Result shall be disclosed by the Scientists to Yeda at any time prior to the expiry of the Additional Result Period the corresponding terms of the Option (including the provision for a full 120 day negotiation period and as relating to termination) shall apply.

Additionally, subject to the Company's Option, all Patents and Research Results (as defined in the Agreement), including inventive discovery resulting from the Data, shall be the property of Yeda.

The Agreement shall terminate upon the occurrence of the earlier of the following: (i) the date of expiry of the Notification Period, or earlier if the date the Company notifies Yeda that it does not wish to receive a License; (ii) if a notice has been given by the Company to Yeda, then upon the earlier of: (a) the date of execution of a License Agreement; (b) 12 months after the date of expiry of the Negotiation Period, in the event that the parties fail to agree upon and execute a License Agreement. Either party may terminate the Agreement (i) upon the other party’s breach if such party fails to cure such breach within 45 days after receiving written notice thereof, or (ii) upon customary events such as insolvency or bankruptcy if such order or act is not cancelled within 60 days.

The Company shall be entitled to effect publication of the Data at its discretion. Any publications that Yeda or the Scientists shall wish to make relating to the Research Results shall be coordinated in advance with the Company.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 11, 2015 (Registration No. 333-206292) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 31, 2015 (Registration No. 333- 203133).

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated June 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 30, 2016	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer